# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary Shares, nominal value EUR0.01 per share
Address of issuer's principal executive offices: 50 RUE DE DIJON, DAIX, France (I0), 21121
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0000921895-20-002022
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St. 40th Floor, San Francisco, California (CA), 94104, 415-525-8830

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,630,461; sole dispositive power 0; shared dispositive power 4,630,461; aggregate amount beneficially owned 4,630,461 (4.9% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,630,461; sole dispositive power 0; shared dispositive power 4,630,461; aggregate amount beneficially owned 4,630,461 (4.9% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,321,861; sole dispositive power 0; shared dispositive power 3,321,861; aggregate amount beneficially owned 3,321,861 (3.5% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,321,861; sole dispositive power 0; shared dispositive power 3,321,861; aggregate amount beneficially owned 3,321,861 (3.5% of the class)
- BIOTECHNOLOGY VALUE TRADING FUND OS, L.P. (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 397,086; sole dispositive power 0; shared dispositive power 397,086; aggregate amount beneficially owned 397,086 (0.4% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,086; sole dispositive power 0; shared dispositive power 397,086; aggregate amount beneficially owned 397,086 (0.4% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,952,322; sole dispositive power 0; shared dispositive power 7,952,322; aggregate amount beneficially owned 7,952,322 (8.4% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,545,499; sole dispositive power 0; shared dispositive power 8,545,499; aggregate amount beneficially owned 8,545,499 (9% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,545,499; sole dispositive power 0; shared dispositive power 8,545,499; aggregate amount beneficially owned 8,545,499 (9% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,545,499; sole dispositive power 0; shared dispositive power 8,545,499; aggregate amount beneficially owned 8,545,499 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.01 per share
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 RUE DE DIJON, DAIX, France (I0), 21121
Comment: This statement relates to the Ordinary Shares, nominal value EUR0.01 per share (the "Shares"), of Inventiva S.A., a corporation organized under the laws of France (the "Issuer"), and to American Depositary Shares of the Issuer ("ADSs"), each of which represents one Share. The symbol "$" refers to U.S. dollars.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by BVF, BVF2 and Trading Fund OS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions, except as otherwise noted.

The aggregate purchase price of the 4,179,458 Shares owned directly by BVF is approximately $26,042,201, including brokerage commissions. The aggregate purchase price of the 451,003 ADSs owned directly by BVF is approximately $6,244,319, including brokerage commissions. The aggregate purchase price of the 3,974,936 T1 BSAs (as defined in Item 6) owned directly by BVF is approximately $5,804,726. The aggregate purchase price of the 979,028 T1 bis BSAs (as defined in Item 4) owned directly by BVF is approximately EUR1,311,898.

The aggregate purchase price of the 3,086,864 Shares owned directly by BVF2 is approximately $19,101,307, including brokerage commissions. The aggregate purchase price of the 234,997 ADSs owned directly by BVF2 is approximately $3,149,991, including brokerage commissions. The aggregate purchase price of the 3,640,567 T1 BSAs owned directly by BVF2 is approximately $5,316,436. The aggregate purchase price of the 767,394 T1 bis BSAs owned directly by BVF2 is approximately EUR1,028,308.

The aggregate purchase price of the 397,046 Shares owned directly by Trading Fund OS is approximately $2,484,759, including brokerage commissions. The aggregate purchase price of the 40 ADSs owned directly by Trading Fund OS is approximately $311, including brokerage commissions. The aggregate purchase price of the 470,954 T1 BSAs owned directly by Trading Fund OS is approximately $687,749. The aggregate purchase price of the 105,296 T1 bis BSAs owned directly by Trading Fund OS is approximately EUR141,097.

The aggregate purchase price of the 196,091 Shares held in the Partners Managed Account is approximately $1,090,300, including brokerage commissions. The aggregate purchase price of the 144,577 T1 BSAs held in the Partners Managed Account is approximately $211,130. The aggregate purchase price of the 20,950 T1 bis BSAs owned directly by Trading Fund OS is approximately EUR28,073.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously reported in Amendment No. 3 to the Schedule 13D, the Issuer entered into the T1 Subscription Agreements with the Investors, including certain of the Reporting Persons, pursuant to which the Issuer agreed to issue and sell to such Investors Shares, or in lieu thereof, pre-funded warrants to purchase Shares, as part of the Multi-Tranche Transaction.

As set forth in more detail in Item 6 below, the Issuer entered into subscription agreements (the "T1 bis Subscription Agreements") with the Investors, including certain of the Reporting Persons, pursuant to which the Issuer agreed to issue and sell to the Investors an aggregate of 7,872,064 Shares (the "T1 bis Shares") and 8,053,847 pre-funded warrants to purchase up to 8,053,847 Shares at an exercise price of EUR0.01 per share (the "T1 bis BSAs") (the "T1 bis Transaction"), which represents the second phase of the first tranche of the Multi-Tranche Transaction.

Pursuant to the terms of the T1 Subscription Agreements, following the approval of the Issuer's shareholders at the General Meeting (as defined in Item 6) and the resignation of two existing directors in anticipation of the General Meeting, the Issuer appointed two specified directors as members of the Issuer's Board of Directors (the "Board"), one of whom was also appointed as Chairman of the Board.

Pursuant to the T1 bis Subscription Agreements, the Issuer undertook to submit to the next annual general meeting of shareholders and, at the latest, to the general meeting of shareholders convened to approve the financial statements for the year ending December 31, 2025, up to four additional new members of the Board, in order to replace existing members of the Board (other than the three specified directors), one of which upon proposal of the Reporting Persons, and three of which upon proposal of each of the three largest Subscribers (as defined in the T1 bis Subscription Agreements) (based on the number of T1 Shares and T1 Pre-Funded Warrants in the T1 Shares and T1 Pre-Funded Warrants offering) to the extent requested on a timely basis by any such Subscribers and in accordance with applicable laws (the "Board Appointment Proposal"). The relevant Subscribers, including the Reporting Persons, must inform the Issuer of the names of the director candidates to be submitted in connection with the Board Appointment Proposal no later than December 31, 2025.Under the T1 bis Subscription Agreements, the Reporting Persons and the Partners Managed Account agreed to vote at the next annual general meeting of shareholders (convened to approve the financial statements for the year ending December 31, 2024) in favor of the resolutions relating to the Board Appointment Proposal.

Under the T1 bis Subscription Agreements, the Reporting Persons have agreed to a lock-up on the T1 bis BSAs and the Shares issued upon the exercise of the T1 bis BSAs until the earlier of (x) the issue date of the T2 Shares (as defined in the T1 bis Subscription Agreements) or (y) May 20, 2025, subject to certain exceptions (including transfers to the Reporting Persons' affiliates, to another Subscriber, or, subject to the agreement of the Issuer in its sole discretion, to any third party who makes the same lock-up commitment on such securities).

The foregoing description of the T1 bis Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the T1 bis Subscription Agreements, which is referenced hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 94,949,759 Shares outstanding, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 16, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons and the Partners Managed Account held an aggregate of 8,231,034 T1 BSAs and 1,872,668 T1 bis BSAs, exercisable into an aggregate of 8,231,034 Shares and 1,872,668 Shares, respectively. As of the date hereof, the T1 BSA Beneficial Ownership Limitation (as defined in Item 6 of Amendment No. 3 to the Schedule 13D) and the T1 bis BSA Beneficial Ownership Limitation (as defined below) prohibits the exercise of all of the T1 BSAs and T1 bis BSAs held by the Reporting Persons and the Partners Managed Account.

As of the date hereof, (i) BVF beneficially owned 4,630,461 Shares, including 451,003 Shares underlying ADSs and excluding (a) 3,974,936 Shares issuable upon the exercise of the T1 BSAs held by it and (b) 979,028 Shares issuable upon the exercise of the T1 bis BSAs held by it, representing percentage ownership of approximately 4.9% of the Shares outstanding, (ii) BVF2 beneficially owned 3,321,861 Shares, including 234,997 Shares underlying ADSs and excluding (a) 3,640,567 Shares issuable upon the exercise of the T1 BSAs held by it and (b) 767,394 Shares issuable upon the exercise of the T1 bis BSAs held by it, representing percentage ownership of approximately 3.5% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 397,086 Shares, including 40 Shares underlying ADSs and excluding (a) 470,954 Shares issuable upon the exercise of the T1 BSAs held by it and (b) 105,296 Shares issuable upon the exercise of the T1 bis BSAs held by it, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 196,091 Shares were held in the Partners Managed Account, excluding (a) 144,577 Shares issuable upon the exercise of the T1 BSAs held in the Partners Managed Account and (b) 20,950 Shares issuable upon the exercise of the T1 bis BSAs held in the Partners Managed Account, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 4,630,461 Shares beneficially owned by BVF, representing percentage ownership of approximately 4.9% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,321,861 Shares beneficially owned by BVF2, representing percentage ownership of approximately 3.5% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 397,086 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 7,952,322 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 8.4% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 8,545,499 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, representing percentage ownership of approximately 9.0% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 8,545,499 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.0% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 8,545,499 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.0% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except for the purchase by the Reporting Persons of the T1 bis BSAs in connection with the T1 bis Transaction as further described in Items 4 and 6, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 13, 2024, following the approval of the Issuer's shareholders at the general meeting of the shareholders held on December 11, 2024 (the "General Meeting"), the Issuer entered into the T1 bis Subscription Agreements and consummated the T1 bis Transaction.

The subscription price for the T1 bis Shares is EUR1.35 per share (the "T1 bis Share Subscription Price"), and the subscription price of each T1 bis BSA is EUR1.34 per share, representing the T1 bis Share Subscription Price less the nominal value per Share of EUR0.01. In connection with the T1 bis Transaction, BVF, BVF2, Trading Fund OS and the Partners Managed Account acquired 979,028, 767,394, 105,296 and 20,950 T1 bis BSAs, respectively.

The T1 bis BSAs may be exercised at any time, subject to the T1 bis BSA Beneficial Ownership Limitation, and expire on December 19, 2034.

The holder of T1 bis BSAs shall not have the right to exercise any T1 bis BSAs held by it to the extent that after giving effect to such issuance after exercise, such holder, together with its Attribution Parties (as defined in the T1 bis Subscription Agreements), would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon exercise of such T1 bis BSAs (the "T1 bis BSA Beneficial Ownership Limitation").

The foregoing description of the T1 bis Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the T1 bis Subscription Agreements, which is referenced hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of T1 bis Subscription Agreement (incorporated by reference to Exhibit 99.1 of the Issuer's Form 6-K, filed with the SEC on December 16, 2024).

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (12/23/2024)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (12/23/2024)